Market Commentary

December 8, 2022

The S&P 500 Index rallied +14.06 percent from its mid-October low through the end of November on better-than-feared third-quarter corporate earnings, a market-favorable midterm election outcome (i.e., a divided federal government), and indications inflation is easing. The stock market rally in November marked the first two straight months of gains since August 2021. We suspect stock markets will pause after the recent move higher as investors further assess the outlook for 2023 and likely corporate earnings cuts.

Moreover, to investors' relief, Chair Powell signaled in a speech on November 30 that the Federal Reserve (Fed) may moderate the pace of interest rate hikes as soon as the December meeting. Accordingly, Fed Funds futures imply a terminal rate of +5.00 percent by May 2023 versus the current target range of +3.75 to +4.00 percent. Although some still hope the Fed can thread the needle to achieve a soft landing, tightening financial conditions weigh heavily on economic prospects, with leading indicators inferring a mild recession in 2023.

Fortunately, leading indicators suggest inflation will decelerate markedly year-over-year in the coming months. Goods disinflation will lead the way, with services inflation likely being a bit more persistent nearer term.

For our latest full *Global Investment Outlook & Strategy Update*, download the *.pdf document*.

Capital Gains Distributions

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Sit Mutual Funds was the Barron's #1 fund family of 2021

In its 2022 annual **Best Fund Families** article, Barron's named Sit Mutual Funds as the top fund family. Barron's measured manager skill across five fund categories. The complete list of ranked fund families is **available online**.

The Case for Dividend Growth Investing

Until recently, dividend-based strategies have lagged the market for several years primarily due to a combination of unprecedented outperformance from high "long duration" non-dividend paying growth stocks and the lagging performance of the defensive cohort within the dividend paying universe. Going forward, we believe there are several catalysts for sustained outperformance of dividend-paying stocks. Short term catalysts include continued market volatility and the risk of a recession. Long-term catalysts likely include more subdued market returns given the probability of prolonged sluggish economic growth, geopolitical risks, and somewhat higher inflation.

- *Case for Dividend Growth Investing Presentation*